UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

In the Post-Effective Amendment No. 2 to Registration Statement on Form F-1 (No. 333-271221) filed by YS Biopharma Co., Ltd. (“YS Biopharma” or the “Company”) with the United States Securities and Exchange Commission (“SEC”) on January 23, 2024, the Company disclosed that, on December 27, 2023, YishengBio (Hong Kong) Holdings Limited (“Yisheng HK”), a wholly owned subsidiary of the Company, received from R-Bridge Healthcare Fund, LP (“R-Bridge”) a letter, notifying Yisheng HK that they have reason to believe that the Company has defaulted under financial covenants and other obligations under that certain facility agreement, dated March 16, 2022, between Yisheng HK and R-Bridge (the “Facility Agreement”), and urge the Company to consider and reach an amicable solution with the lenders, including, without limitation, repaying the loan in full, as soon as possible.

On January 24, 2024, Yisheng HK received from R-Bridge a second letter, stating that based on the unaudited consolidated financial results of the Company for the first half of the fiscal year ended March 31, 2024, the Company appears to have breached its financial covenant under the Facility Agreement relating to EBITDA margin. R-Bridge further claimed that such breach, together with the occurrence of certain other events disclosed in the Company’s recent SEC filings, indicated that there has been a material adverse effect on the business, operations or financial condition of the Company. R-Bridge then urged Yisheng HK to prepay all the loan outstanding together with accrued interest and all other amounts accrued or outstanding under the Facility Agreement in the aggregate amount of US$44,654,444 no later than January 31, 2024 (Hong Kong time).

The Company is considering all options available to it and will provide the market and its shareholders with material updates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: January 26, 2024	By:	/s/ Hui Shao
	Name:	Hui Shao
	Title:	Director and Chief Executive Officer

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